MAR 1 3 2007
THOMSON
FINANCIAL

Cementos Lima S.A.

RECEIVED

FILE NO.
82-3911

VAL-025-07
March 01, 2007 [redacted]

Mr. Michael Hy
Securities and
Division of Co
450 Fifth Stre
Washington, D.C. 20549
U. S. A.

07021678

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of January 31, 2007 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on February 6, 2007.

   Required by: CONASEV

2. Notice to shareholders relating to dividend of US$ 0.20 per share of common stock and US$ 0.020 per investment share, declared by the January 24, 2007 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on February 13, 2007.

   Required by: CONASEV

3. Resolutions adopted at the February 21, 2007 Board of Directors' Meeting concerning the summons to the Obligatory Annual Meeting of Shareholders to be held on March 14, 2007 and the investment in a cement plant in U.S.A.

   Date: filed with CONASEV on February 21, 2007.

   Required by: CONASEV

4. Press release concerning the investment in a cement plant in U.S.A.

   Date: filed with CONASEV on February 23, 2007.

   Required by: CONASEV

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

dlw 3/12

Cemontos Lima S.A.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

VAL-014-07

February 6, 2007

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of January 31, 2007.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, February 13, 2007
"EL COMERCIO"	Tuesday, February 13, 2007
"EXPRESO"	Tuesday, February 13, 2007

CEMENTOS LIMA S.A.

PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on January 24, 2007, declared a dividend of US$ 0.20 per share of Common Stock and US$ 0.020 per Investment Share.

This dividend will be paid beginning Tuesday 27th of February, 2007 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

February 13, 2007

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

RECEIVED

(FREE TRANSLATION)

FILE N°
82-3911

GF.0032.07
Lima, February 21, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolutions adopted by the Board of Directors' Meeting held on February 21, 2007:

1. Approve the Audited Financial Statements and the Annual Report for the Fiscal Year 2006 and submit them to the Obligatory Annual Meeting of Shareholders for approval.

2. Summon to the Obligatory Annual Meeting of Shareholders to be held on Wednesday, March 14, 2007, at 12.00 m. at our offices located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. If a lawful quorum is not reached at the first summons, the Meeting will be held under the second summons on Monday, March 19, 2007 at 12.00 m. at the same place with the same agenda. This agenda will be:

   a) Annual Report and Financial Statements for the Fiscal Year 2006.
   b) Appointment of Outside Auditors.

   In like manner, we are attaching the following documents:

   i) Audited Financial Information (Opinion, Financial Statements and Notes) as of December 31, 2006.

   ii) Annual Report, according to Art. 222 of the General Corporate Law, Law 26887.

   iii) Annual Information Document, prepared according to the Manual for Preparing Annual Reports and Common Norms to determine the Content of Informative

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

Cementos Lima started expansion of its Atocongo plant to 5.5 million tons of cement, with an investment of US$120 million, and approved an investment of US$40 million in a new cement plant in Arizona, USA

- *Expansion of local activities and activities in the international markets has started*
- *Investment of US$120 million to expand the cement production capacity of the Atocongo plant is under way*
- *Cementos Lima will have a stake in the construction and operation of a cement plant in Arizona, with an investment of US$40 million.*

Lima, February 23, 2007. - Cementos Lima S.A. has started expansion of the production capacity of its Atocongo cement plant, with an investment of US$120 million, as planned in October of last year.

The company will expand the annual production capacity of clinker of its kiln 1 from 1.2 million tons to 2.4 million tons, whereby the company's cement production capacity, operating its two kilns, will reach 5.5 million tons per year. This way, the company is ensuring cement supply within Peru, that reached a consumption record of 5.1 million tons in 2006, and ensures growth of its exports as well.

Expansion in the United States

Continuing with its growth and expansion plans, on February 21, 2007, the Board of Directors authorized investing up to US$40 million, to hold a stake in the project to be implemented by the US company Drake Cement LLC, involving construction and operation of a cement plant with a production capacity of 600,000 tons, in Yavapai County, in northern Arizona, USA.

The estimated total cost of the project is US$140 million, distributed in approximately US$50 million in venture capital and US$90 million in 10-year funding. Cementos Lima S.A. will be a majority shareholder, with at least 51% interest in Skanon Investments, Inc. of Arizona, USA, which will be the majority shareholder, with at least 73% of Drake Cement LLC. The main minority shareholder will be the Yavapai-Apache community.

Cementos Lima S.A.

Construction of the plant will start in June 2007 and should start operating in two years.

About Cementos Lima

Cementos Lima is the largest and most important cement producing company in Peru. It has a production plant in Atocongo, and dock facilities at the Conchán Pier, located 24.5 kilometers south of Lima, that meets the requirements to efficiently ship clinker and bulk cement, which has been essential to our successful exports over the last seven years.

For more information, please contact:
Carlos Llanos (cllanos@llorenteycuenca.com)
Tábata Gallardo (tgallardo@llorenteycuenca.com)
Tel. 2229491 /Fax: 2229490

END